Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: December 2002

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                                  No   X
                      -----                                               ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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                                  Exhibit Index



1. Press Release issued December 17, 2002 regarding EU Commission Decision



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                                    EXHIBIT 1

SGL Carbon to file an appeal with the European Court - specialty graphite case is no new matter

WIESBADEN, Germany--(BUSINESS WIRE)--December 17, 2002. Within the context of the well-known investigations into the graphite industry, which have been ongoing since 1997, the European Commission today issued its decision against graphite industry companies in specialty graphites and announced corresponding fines.

Although financial markets expected higher fines, SGL Carbon considers the fine of (euro) 27.75 million imposed is unjustified and will therefore file a second appeal with the European Court. As repeatedly reported, there are no new facts in this case. The case - also mentioned in today's announcement of the EU Commission - is linked to the European Commission's investigations into the graphite industry, which have been ongoing since 1997, and which led to the well-publicized decision to impose fines in the area of graphite electrodes in July 2001. SGL Carbon appealed against this previous fine to the European Court, in particular on the grounds of unlawful double jeopardy (ne bis in idem principle) as well as gross disproportionality. In view of the penalties already imposed and the fact that it concerns the same events during the same period of time and in the same environment, SGL Carbon is of the opinion that the European Commission is not entitled to impose a further fine upon the Company and is confident that this opinion will be confirmed by the court.


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Important Notice:
This press release contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to sales and earnings figures, based on currently available information. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include unforeseeable alterations in electric steel production, the possibility of changing economic and competitive conditions, changes in currency rates, technological developments, unanticipated developments relating to recently acquired businesses and Group companies, unforeseen difficulties relating to the investigations by the European antitrust authorities and to the now completed investigation by the Canadian and U.S. antitrust authorities and the civil actions related to these investigations and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission. SGL Carbon does not intend to update these forward-looking statements, and does not assume any obligation to do so.

For further information, please contact:
Corporate Communications/Media Relations

Stefan Wortmann
Tel.: +49 611/60 29 105
Fax: +49 6 11/60 29 101
Mobil : 0049 170 / 540 2667
stefan.wortmann@sglcarbon.de


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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           SGL CARBON Aktiengesellschaft



Date: December 17, 2002           By: /s/ Robert J. Kohler
                                      ------------------------------
                                      Name:    Robert J. Koehler
                                      Title:   Chairman of the Board of
                                               Management


                                      By:      /s/ Dr. Bruno Toniolo
                                               -----------------------------
                                      Name:    Dr. Bruno Toniolo
                                      Title:   Member of the Board of Management



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